SECURIT[illegible] 06002937 [illegible]SION

RECEIVED FEB 27 2006 213 PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BROADWALL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. And Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ROSENBERG (646) 432-6311
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID ROSENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADWALL CAPITAL, LLC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BROADWALL CAPITAL MARKETS, LLC

F/K/A DAVID ADAMS CAPITAL MARKETS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

BROADWALL CAPITAL MARKETS, LLC

F/K/A DAVID ADAMS CAPITAL MARKETS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Broadwall Capital Markets, LLC
F/K/A David Adams Capital Markets, LLC

We have audited the accompanying statement of financial condition of Broadwall Capital Markets, LLC (the "Company") F/K/A David Adams Capital Markets, LLC, as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadwall Capital Markets, LLC F/K/A David Adams Capital Markets, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 6, 2006

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 42,982
Receivable from Clearing Broker	337,705
Furniture, Fixtures and Equipment (net of accumulated depreciation of $17,813)	38,150
Prepaid Expenses	25,568
Security Deposits	73,484
TOTAL ASSETS	$ 517,889

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses and Other Liabilities	$ 163,856
Deferred Rent	70,133
TOTAL LIABILITIES	233,989
Member's Equity	283,900
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 517,889

The accompanying notes are an integral part of these financial statements.

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2005

REVENUES:	
Commissions	$ 1,681,122
Fees	248,013
Interest income	35,831
Misc. income	5,070
TOTAL REVENUES	1,970,036
EXPENSES:	
Professional fees	69,993
Salaries and benefits	1,274,869
Execution and clearing expenses	253,198
Telephone	29,167
Information services	63,111
Rent and utilities	197,918
Registration and regulatory fees	19,700
Depreciation	10,002
Insurance	1,906
Postage and delivery	2,332
Travel and entertainment	24,587
Office supplies	8,842
Office expenses	6,552
Other expenses	22,255
TOTAL EXPENSES	1,984,432
Net Loss Before provision for Income Taxes	(14,396)
Provision For Income Taxes	14,453
NET LOSS	$ (28,849)

The accompanying notes are an integral part of these financial statements.

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2005

Member's Equity - January 1, 2005	$ 312,749
Net Loss	(28,849)
Member's Equity - December 31, 2005	$ 283,900

The accompanying notes are an integral part of these financial statements.

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net Loss		$ (28,849)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	$ 10,002	
Increase in Receivable from Clearing Broker	(52,670)	
Decrease in Prepaid Expenses	1,550	
Increase in Security Deposits	(907)	
Increase in Accrued Expenses and Other Liabilities	50,527	
Decrease in Deferred Rent Payable	(3,115)	
Total Adjustments		5,387
Net Cash Used in Operating Activities		(23,462)
Cash Flows From Investing Activities:		
Purchase of Fixed Assets		(3,039)
Net Cash Used in Investing Activities		(3,039)
Net Decrease in Cash		(26,501)
Cash at January 1, 2005		69,483
Cash at December 31, 2005		$ 42,982
Supplementary disclosure of cash flow information:		
Cash paid during the year for income taxes		$ 4,609

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND INCOME

Broadwall Capital Markets, LLC, (the "Company"), formerly known as David Adams Capital Markets, LLC is a New York limited liability company formed on February 27, 2003. The Company was registered as a broker-dealer on March 16, 2004 with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers, Inc. ("NASD"). The name change was effective on July 25, 2005.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The company was organized as a sole member LLC and as such, no provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is liable for the taxes on the Company's income or loss. However, the Company is subject to unincorporated business tax, which is reflected in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of cash flows, the company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

NOTE 3. NET CAPITAL REQUIREMENT

The company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain a minimum net capital of $50,000. As of December 31, 2005 the Company had net capital of $128,700, which exceeded the minimum requirements by $78,700.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2005, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5. DEFERRED RENT

The Company has entered into a lease agreement for its office space which contain provisions for future rent increases and periods in which rent payments are reduced or abated. In the months that have abated or reduced rents, the Company records deferred rent equal to the reduction. The total deferred rent per the lease is amortized over the life of the lease and is recorded as a reduction to rent expense each month. Deferred rent is reflected as a separate line item in the accompanying Statement of Financial Condition. For the year ended December 31, 2005, The Company recorded approximately $16,013 of deferred rent and offset it with $19,128 of amortization.

The minimum future annual rental payments are as follows:

Year Ending December	Amount
2006	$ 216,619
2007	220,501
2008	224,461
2009	171,122
	$ 832,703

Rent expense for the year ended December 31, 2005 was $197,918.

SUPPLEMENTAL INFORMATION

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Credits:	
Total Member's Equity	$ 283,900
Debits:	
Non-Allowable Assets	(155,200)
Net Capital Before Haircuts	128,700
Haircuts and Undue Concentration on Securities	0
Net Capital	128,700
Minimum Net Capital Requirement	50,000
Excess Net Capital	$ 78,700

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA Filing.

BROADWALL CAPITAL MARKETS, LLC
F/K/A DAVID ADAMS CAPITAL MARKETS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Broadwall Capital Markets, LLC:
F/K/A David Adams Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Broadwall Capital Markets, LLC (the "Company") F/K/A David Adams Capital Markets, LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Broadwall Capital Markets, LLC F/K/A David Adams Capital Markets, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Julius & Associates LLP

New York, New York
February 6, 2006